UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

DELHAIZE GROUP ANNOUNCES THE CLOSING OF THE EXCHANGE OFFER OF ITS

USD 827 MILLION 5.70% SENIOR NOTES DUE 2040

BRUSSELS, Belgium - March 25, 2011 - Delhaize Group (Euronext Brussels: DELB - NYSE: DEG), the Belgian international food retailer, announced today that it has completed its exchange offer pursuant to which USD 826 888 000 aggregate principal amount of its USD 827 163 000 5.70% Senior Notes due 2040 issued on October 8, 2010 (the “Original Notes”) were tendered for exchange into an equal aggregate principal amount of its 5.70% Senior Notes due 2040 that have been registered under the U.S. Securities Act of 1933, as amended (the “Exchange Notes”).

The exchange offer expired at 5:00 p.m., New York City time, on March 21, 2011. Based on the information provided by The Bank of New York Mellon, the exchange agent for the exchange offer, as of the expiration of the exchange offer, USD 826 888 000 of the outstanding aggregate principal amount of the Original Notes were tendered for Exchange Notes, out of a total of USD 827 163 000 aggregate principal amount eligible to participate in the exchange offer. All Original Notes tendered were accepted for exchange and the exchange offer was consummated on March 24, 2011. The Original Notes are substantially identical to the Exchange Notes for which they have been exchanged, except that the Exchange Notes are registered under the U.S. Securities Act of 1933, as amended, and the transfer restrictions terms and registration rights terms applicable to the Original Notes do not apply to the Exchange Notes. The Original Notes tendered for Exchange Notes will be cancelled.

The Exchange Notes contain a change of control provision allowing their holders to require Delhaize Group to repurchase their Exchange Notes in cash for an amount equal to 101% of the aggregate principal amount of Exchange Notes repurchased plus accrued and unpaid interest thereon, upon the occurrence of both (i) a transfer of all or substantially all of the assets of Delhaize Group and its subsidiaries, the consummation of a transaction the result of which a person of group of persons holds more than 50% of the voting rights of Delhaize Group, or the appointment of a majority of the members of the board of directors other than with the approval of the majority of the existing board members, and (ii) the Exchange Notes are rated at or below Ba1 by Moody’s and at or below BB+ by S&P within a certain period following the announcement of an event that could result in a change of control described in (i) above. Other than the Exchange Notes issued in the exchange offer and the Original Notes which have not been tendered in the exchange offer, there are no outstanding bonds or notes of Delhaize Group containing a change of control provision approved by its general meeting of shareholders held on May 27, 2010.

This notice shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in six countries on three continents. At the end of 2010, Delhaize Group’s sales network consisted of 2 800 stores. In 2010, Delhaize Group posted EUR 20.8 billion (USD 27.6 billion) in revenues and EUR 574 million (USD 762 million) in net profit (Group share). At the end of 2010, Delhaize Group employed approximately 138 600 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Geert Verellen:	+ 32 2 412 83 62
Saskia Dheedene:	+ 32 2 412 96 11
Steven Vandenbroeke (media):	+ 32 2 412 86 69

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “outlook”, “expect”, “anticipate”, “will”, “should” or other similar words or phrases. Actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in consumer spending, changes in inflation or currency exchange rates or changes in legislation or regulation. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s offering memorandum and the related letter of transmittal and its Annual Report on Form 20-F for the year ended December 31, 2009 and other periodic filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	March 28, 2011	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President